September 3, 2009

VIA EDGAR TRANSMISSION

Kevin Rupert
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC, 20549-4720

Dear Mr. Rupert,

Pursuant to your telephone conversation on August 21, 2009 with a representative from UMB Fund Services, Inc., during which you provided comments based on the Staff’s review of the Form N-CSR filed on August 5, 2009 by Nakoma Mutual Funds (the “Trust”), on behalf of its series, the Nakoma Absolute Return Fund (the “Fund”), this letter provides the Trust’s responses to your comments.

In addition, the Trust acknowledges that:

•      the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments and changes to disclosure made in response to Staff comments in filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•      the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust’s responses to your comments are as follows:

COMMENT #1 – Deactivate one of the series identifiers related to the Trust’s filings.

RESPONSE – The Trust will designate series no. 12399 for “Nakoma Absolute Return Funds” as “inactive” on a going forward basis.  Series no. 12401 for “Nakoma Absolute Return Fund” will remain “active” for future filings.

COMMENT #2 – The “Approval of Investment Advisory Agreement” Section Lacks a Discussion Regarding Management Fee Breakpoints – There was no discussion regarding management fee breakpoints in the “Approval of Investment Advisory Agreement” section in the Trust’s Annual Report for the period ended May 31, 2009, as set forth in Item 1 of Form N-CSR.

RESPONSE – The disclosure in the “Approval of Investment Advisory Agreement” section in the Trust’s Annual Report for the period ended May 31, 2009 included a discussion regarding potential economies of scale that shareholders of the Fund are likely to experience in the near future due to the Fund’s asset growth.  While this discussion did not specifically address breakpoints in the management fee paid by the Fund to its investment adviser, Nakoma Capital Management, Inc. (the “Adviser”), the Trust’s Board of Trustees reviewed this matter in connection with its review of the reasonableness of the Fund’s advisory fee.  The Trust undertakes to provide specific disclosure regarding management fee breakpoints in the “Approval of Investment Advisory Agreement” section in future filings.

COMMENT #3 – File an amendment to the Trust’s Form N-CSR for the period ended May 31, 2009 to include separate certifications for the Trust’s principal executive officer and principal financial officer as exhibits under Item 12(a)(2).    Rule 30a-2(a) under the Investment Company Act of 1940 requires both the principal executive officer and principal financial officer of a registrant to include the certification specified in Item 12(a)(2) of Form N-CSR and to file the same as exhibits to the report.  Only a single certification was filed by the Trust as an exhibit under Item 12(a)(2).  File separate certifications as exhibits under Item 12(a)(2) in an amendment to the Trust’s Form N-CSR for the period ended May 31, 2009.

RESPONSE – Daniel S. Picket serves as the Trust’s principal executive officer and principal financial officer.  The Trust will file an amendment to its Form N-CSR for the period ended May 31, 2009 to include separate certifications signed by Mr. Picket in his capacity as principal executive officer and principal financial officer, respectively, as exhibits to the report under Item 12(a)(2).

Please contact the undersigned at (608) 831-8814 if you have any questions regarding the responses or require further information.

Sincerely,

/s/ Daniel S. Pickett

Daniel S. Pickett
President
Nakoma Mutual Funds